Exhibit (a)(16)

                             MEDIS TECHNOLOGIES LTD.
                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022


                                                              November 17, 2003

Dear Participant:

     As you know,  our Offer to  Exchange  and  Exercise  expired  at  midnight,
November 13, 2003. The Offer was a complete success, with over 99% participation. The Offer resulted in the exercise of approximately 840,000 new warrants (out of a possible 848,000 new warrants offered) for aggregate proceeds to us of slightly over $3,700,000. Pursuant to the Offer, we are issuing to participants approximately 840,000 shares of our common stock and one-year warrants to purchase approximately 420,000 shares of our common stock, all underlying the exercised new warrants.

     Enclosed with this letter is the one-year warrant underlying your exercised new warrants. The one-year warrant entitles you to purchase the number of shares of our common stock stated on the first page of the one-year warrant at an exercise price of $9.60 per share. The shares of common stock underlying your exercised new warrants will be sent to you directly from our transfer agent, American Stock Transfer & Trust Company. We expect that you will receive these shares no later than the week of November 23, 2003. Please review the enclosed one-year warrant and, when you receive it, the common stock certificate. If you have any questions or believe the number of securities you received is in error, please feel free to contact us at (212) 935-8484.

     Thank you for participating in our Offer to Exchange and Exercise.



                                                 Sincerely,

                                                 MEDIS TECHNOLOGIES LTD.